UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

DENTSPLY SIRONA Inc.
(Exact name of registrant as specified in its charter)

Delaware	0-16211		39-1434669
(State or other jurisdiction of incorporation or organization)	(Commission File Number)		(I.R.S. Employer Identification No.)

13320 Ballantyne Corporate Place,	Charlotte	North Carolina	28277-3607
(Address of Principal Executive Offices)			(Zip Code)

Cherée H. Johnson, Senior Vice President, Chief Legal Officer, General Counsel and Secretary			(844) 848-0137
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of DENTSPLY SIRONA Inc. (the "Company") is filed pursuant to Rule 13p-1 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2021 to December 31, 2021.

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available through our website: http://www.dentsplysirona.com (under the "Investors" caption and "SEC Filings" subcaption).

Item 1.02 Exhibits

The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 - Exhibits

Item 2.01 - Exhibits

The following exhibit is filed as part of this report:

Exhibit No.	Description
1.01	Conflict Minerals Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DENTSPLY SIRONA Inc.

By:	/s/ Cherée H. Johnson
Name:	Cherée H. Johnson, Senior Vice President,
Title:	Chief Legal Officer, General Counsel and Secretary

Date: May 31, 2022